Exhibit 99.1

Immuron FY23 Sales increase 136% on FY22 Sales

Highlights:

●	Australian FY23 sales of A$1.16 M (478% increase on FY22 sales)
●	USA FY23 Travelan® sales of A$643 k (28% increase on FY22 sales)
●	Global FY23 sales of A$1.80 M (136% increase on FY22 sales)

Melbourne, Australia, July 5, 2023: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce FY23 sales (unaudited net sales) results of its over-the-counter gastrointestinal and digestive health immune supplement Travelan® and Protectyn®.

Sales of Travelan® and Protectyn® increased by 136% in FY23 to AUD $1.80 M, compared to AUD $765 k in FY22.

In Australia, Travelan® and Protectyn® sales for FY23 were AUD $1.16 M, a 478% increase on FY22 sales (AUD $201 k). Travelan® sales increase as overseas travel rebounds. Australian resident short term departures in April 2023 were 82% of those in April 2019 (Australian Bureau of Statistics).

Immuron previously reported that strong sales of Travelan® may result in short term stock outages in some wholesalers and pharmacies in the June 2023 quarter. This did occur. While Immuron does have inventory of Travelan® Australia ready to release, it is unable to do so until it has received GMP Clearance from the Therapeutic Goods Administration (TGA). Even though Immuron has transferred and validated the transfer of packaging to another supplier which has a valid/current GMP certificate from the TGA, the TGA is unable to give Immuron a timeline for GMP Clearance. The TGA advises that it is experiencing extremely high volumes of GMP Clearance extension applications which is resulting in delays to processing timeframes.1 Immuron shall continue to press for an early resolution of this issue with the TGA.

USA Travelan® FY23 sales were AUD $643 k, a 28% increase on FY22 sales (AUD $501 k). This growth was attributable to increasing sales in both Passport Health Travel Clinics and distributor sales. FY23 sales were impacted by supply constraints. These have been resolved. Immuron has inventory of Travelan® USA on hand, sufficient to meet the needs of its current customers and to expand into new market segments. Immuron has shipped inventory to Amazon with launch anticipated in the next couple of weeks.

Immuron is focused on growing sales of its commercial products, expanding its portfolio of products and has a strong existing pipeline.

1. Australian Government Department of Health and Aged Care Therapeutic Goods Administration: https://www.tga.gov.au/news/notices/gmp-clearance-extension-processing-times

This release has been authorised by the directors of Immuron Limited.

- - - END - - -

COMPANY CONTACT: Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.